UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERE TO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

Monte Rosa Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

61225M102

(CUSIP Number)

Versant Venture Capital VI, L.P.

Max Eisenberg

One Sansome Street, Suite 1650

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 61225M102	13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,099,336 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,099,336 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,099,336 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VI (as defined in Item 2(a) of the Original Schedule 13D). Versant Ventures VI GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Ventures VI GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.

(2)

Based upon 61,372,824 shares of the Issuer’s Common Stock (as defined in Item 1 of the Original Schedule 13D) outstanding as of August 5, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2024, filed with the United States Securities and Exchange Commission (the “Commission”) on August 8, 2024 (the “Form 10-Q”)

CUSIP No. 61225M102	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,099,336 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,099,336 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,099,336 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.

(2)	Based upon 61,372,824 shares of the Issuer’s Common Stock outstanding as of August 5, 2024, as set forth in the Form 10-Q.

CUSIP No. 61225M102	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,099,336 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,099,336 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,099,336 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.

(2)	Based upon 61,372,824 shares of the Issuer’s Common Stock outstanding as of August 5, 2024, as set forth in the Form 10-Q.

CUSIP No. 61225M102	13D

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,097,938 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,097,938 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,097,938 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Vantage I (as defined in item 2(a) of the Original Schedule 13D). Versant Vantage I GP (as defined in item 2(a) of the Original Schedule 13D) is the general partner of Versant Vantage I, and Versant Vantage I GP-GP (as defined in item 2(a) of the Original Schedule 13D) is the general partner of Versant Vantage I GP. Each of Versant Vantage I GP and Versant Vantage I GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage I.

(2)	Based upon 61,372,824 shares of the Issuer’s Common Stock outstanding as of August 5, 2024, as set forth in the Form 10-Q.

CUSIP No. 61225M102	13D

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,097,938 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,097,938 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,097,938 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Vantage I. Versant Vantage I GP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP. Each of Versant Vantage I GP and Versant Vantage I GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage I.

(2)	Based upon 61,372,824 shares of the Issuer’s Common Stock outstanding as of August 5, 2024, as set forth in the Form 10-Q.

CUSIP No. 61225M102	13D

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,097,938 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,097,938 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,097,938 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant Vantage I. Versant Vantage I GP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP. Each of Versant Vantage I GP and Versant Vantage I GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage I.

(2)	Based upon 61,372,824 shares of the Issuer’s Common Stock outstanding as of August 5, 2024, as set forth in the Form 10-Q.

CUSIP No. 61225M102	13D

Explanatory Note:

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on July 8, 2021, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on November 9, 2023 and Amendment No. 2 (“Amendment No. 2”) filed with the Commission on August 12, 2024 (collectively, the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

This information reported below is based on a total of 61,372,824 shares of the Issuer’s Common Stock outstanding as of August 5, 2024, as reported on the Issuer’s Form 10-Q filed with the Commission on August 8, 2024.

(a) and (b) See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.

(c) On September 11, 2024, Versant VI sold 541,897 shares of Common Stock at a weighted average price per share of $6.0000 for aggregate proceeds of approximately $3,251,382.00.

On September 12, 2024, Versant VI sold 16,047 shares of Common Stock at a weighted average price per share of $6.0017 for aggregate proceeds of approximately $96,309.28.

On September 13, 2024, Versant VI sold 9,269 shares of Common Stock at a weighted average price per share of $6.1603 for aggregate proceeds of approximately $57,100.17.

On September 20, 2024, Versant VI sold 1,132,566 shares of Common Stock at a weighted average price per share of $6.5296 for aggregate proceeds of approximately $7,395,208.17.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2024

Versant Venture Capital VI, L.P.

By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP, L.P.

By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage I, L.P.

By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage I GP, L.P.

By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage I GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer